Exhibit 12.2.b

Virginia Electric and Power Company

Computation of Ratio of Earnings to Fixed Charges and Preferred Dividends

(millions of dollars)

			Years Ended December 31,
	Three Months Ended March 31, 2014	Twelve Months Ended March 31, 2014	2013	2012	2011	2010	2009

Earnings, as defined:
Income from continuing operations before income tax expense	$521	$1,856	$1,797	$1,703	$1,362	$1,394	$503

Fixed charges included in income	113	413	401	418	361	385	392

Total earnings, as defined	$634	$2,269	$2,198	$2,121	$1,723	$1,779	$895

Fixed charges, as defined:

Interest charges	$109	$399	$388	$404	$346	$368	$376

Rental interest factor	4	14	13	14	15	17	16

Fixed charges included in income	113	413	401	418	361	385	392

Preference security dividend requirement	10	29	26	27	27	27	24

Total fixed charges, as defined	$123	$442	$427	$445	$388	$412	$416

Ratio of Earnings to Fixed Charges and Preferred Dividends	5.15	5.13	5.15	4.77	4.44	4.32	2.15